SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2021

Commission File Number: 001-39543

VIA optronics

(Registrant’s name)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1	Press Release: VIA optronics Reports Unaudited Fourth Quarter and Full Year 2020 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: March 11, 2021	By:	/s/ Jürgen Eichner / Daniel Jürgens
	Name:	Jürgen Eichner / Daniel Jürgens
	Title:	Chief Executive Officer / Chief Finance Officer

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